Stephen M. Davis 212.813.8804 SDavis@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

November 9, 2009

VIA E-MAIL and EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-7410 Attention: Ms. Maryse Mills-Apenteng
Re:	Convera Corporation

Schedule 14C (Preliminary Information Statement)

Filed September 25, 2009

File No. 000-31989

Dear Ms. Mills-Apenteng:

We are providing you with the responses of Convera Corporation (“Convera”) to the comments in the letter from Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated November 5, 2009 to Convera’s Preliminary Information Statement (the “Information Statement”) pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and our response letter to the Staff dated October 30, 2009.

We are seeking the Staff’s review of our responses to their comments before filing Convera’s Definitive Information Statement (the “Definitive Information Statement”).  Once all of the comments have been cleared by the Staff, we will file the Definitive Information Statement reflecting the revisions made pursuant to the Staff’s comments. For the convenience of the Staff, we have enclosed with this letter, marked pages from the Information Statement which reflects the drafting changes we describe below.

Also, we have repeated each of the six comments from the Staff in bold immediately prior to our response below:

General

1.
We refer you to the definition of a Rule l3e-3 transaction in Exchange Act Rule 13e-3(a)(3).  As noted therein, a Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in Rule 13e-3(a)(3)(i) which has a reasonable likelihood of producing any of the effects described in Rule 13e-3(a)(3)(ii).  It is not apparent that Rule 13e-3 is inapplicable to the series of transactions contemplated which include an internal restructuring by the company, a merger and dissolution.  Please provide your well reasoned analysis of the applicability of (1) Rule 13e-3(a)(3)(i)(A) with respect to the purchase (as defined in Rule 13e-3(a)(2)) by Convera of the equity securities of its shareholders following the receipt of proceeds from the merger and (2) Rule 13e-3(a)(3)(i)(C) with respect to the transactions that are part of the internal restructuring being effected by Convera in connection with the merger and dissolution.

Rule 13e-3(c) provides that it shall be unlawful as a fraudulent, deceptive or manipulative act or practice for an issuer which is required to file periodic reports pursuant to Section 15(d) of the Securities Act of 1933, as amended (the “Securities Act”), or an affiliate of such issuer, to engage, directly or indirectly, in a Rule 13e-3 transaction unless such issuer or affiliate complies with the requirements of paragraphs (d), (e) and (f) of Rule 13e-3.

Rule 13e-3(a)(3) defines a Rule 13e-3 transaction as any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of Rule 13e-3 which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3.

Rule 13e-3(a)(3)(ii) provides that the effects referred to in paragraph (a)(3) of Rule 13e-3 are: (A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Securities Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Rule 13e-3(a)(3)(i) provides that the transactions referred to in paragraph (a)(3) of Rule 13e-3 are: (A) a purchase of any equity security by the issuer of such security or by an affiliate of such issuer; (B) a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; and (C) a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

Rule 13e-3(a)(2) provides that the term purchase means any acquisition for value including, but not limited to: (i) any acquisition pursuant to the dissolution of an issuer subsequent to the sale or other disposition of substantially all the assets of such issuer to its affiliate, (ii) any acquisition pursuant to a merger, (iii) any acquisition of fractional interests in connection with a reverse stock split, and (iv) any acquisition subject to the control of an issuer or an affiliate of such issuer.

We respectfully submit to the Staff that the series of transactions contemplated by Convera and as described in the Information Statement do not involve a purchase of any equity security by the issuer of such security or by an affiliate of such issuer pursuant to Rule 13e-3(a)(3)(i)(A).  The transaction described in the Information Statement that was approved by Convera stockholders consists of the adoption of a plan of dissolution (the “Dissolution”) pursuant to which the Board of Directors of Convera (the “Convera Board”) was authorized to cause Convera to cease conducting normal business operations, except as required to sell its remaining assets, consummate the merger (the “Merger”) of its two wholly-owned subsidiaries, B2BNetSearch, Inc. (“B2B”) and Convera Technologies, LLC (“Technologies”) with and into an unaffiliated third party Vertical Search Works, Inc. (“VSW”) in exchange for equity in VSW, wind up Convera’s business affairs and distribute Convera’s remaining properties, assets and funds to the Convera stockholders.  The Information Statement also describes the terms of the Merger, which is one step in Convera’s dissolution process by which Convera seeks to sell its remaining assets.

Neither the Dissolution nor the Merger involves a purchase of Convera’s securities as defined in Rule 13e-3(a)(2) and as used in Rule 13e-3(a)(3)(i)(A).  There is no acquisition for value in connection with the Dissolution or the Merger.  More specifically, there is no acquisition by Convera or an affiliate of Convera of any Convera securities and there is no dissolution followed by a sale of substantially all of Convera’s assets to an affiliate, as neither VSW nor any entity controlling or controlled by VSW is an affiliate of Convera.  We note the SEC’s discussion of multi-step sale transactions in Release No. 34-16075 (August 2, 1979), which illustrates the purpose of and policy underlying Rule 13e-3.  In that release the SEC stated that

“Typically, transactions of this type involve a cash sale of substantially all of the assets of a public company (“seller”) to another company (“purchaser”), often a private company not otherwise engaged in a trade or business, with the management of the business continuing to be conducted by the managers of the seller.  In some cases, the sale of assets, if approved, may be followed closely by a tender offer by the seller to repurchase its shares for cash out of the proceeds received from the sale.”

The SEC went on to state that

“A multi-step sale of asset transactions [sic] of the type described above which involves an issuer tender offer or purchases by the issuer would normally constitute a Rule 13e-3 transaction….While a sale of assets to a non-affiliate is not a transaction specified in paragraph [(a)(3)(i)], a tender offer or purchases by the issuer is such a transaction.  Thus, the combination of these transactions constitutes a series of transactions involving a transaction specified in paragraph [(a)(3)(i)].  A tender offer or purchases by the issuer in these circumstances will generally have a purpose or a reasonable likelihood of producing the effects described in paragraph [(a)(3)(ii)].  Accordingly, the requisite elements of a Rule 13e-3 transaction are usually present.”

In connection with the Dissolution and the Merger, there is no series or combination of transactions that include an issuer tender offer or other purchase of Convera’s securities by Convera or an affiliate of Convera.

In addition, in Release 34-16075, the SEC stated that

“Even though a multi-step sale of assets transaction of this type is structured without a tender offer or purchases by the issuer, it will nevertheless constitute a Rule 13e-3 transaction if the purchaser is an affiliate of the seller….Accordingly, if a person or group of persons owns a controlling equity interest in both the purchaser and the seller, the sale of assets would be made to an affiliate of the issuer and would be clearly covered by Rule 13e-3, assuming there is a solicitation or distribution subject to Regulation 14A [§§ 240.14a-1 to 14a-103] or 14C [§§ 240.14c-1 to 14c-101], respectively.”

And in note 6, the SEC stated

“For the purpose of these transactions, the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.”

As discussed in our prior response letter to the Staff dated October 30, 2009, the counterparty to the Merger is not affiliated with Convera, and the officers and directors of Convera who will become officers or directors of the counterparty will receive no more than reasonable and customary compensation commensurate with their respective positions with the counterparty following the Merger.  As such, these Convera officers and directors cannot be considered “affiliates” for purposes of Rule 13e-3(a)(3)(i)(C).

Accordingly, because there is no purchase of an equity security of the issuer by the issuer or an affiliate of the issuer as contemplated by Rule 13e-3(a)(3)(i)(A) in connection with the Dissolution and the Merger, and because a merger with or a sale of substantially all assets to an unaffiliated party (and where there is no deemed affiliation by officers or directors) is not a transaction contemplated by Rule 13e-3(a)(3)(i)(C), the Dissolution and the Merger do not constitute a Rule 13e-3 transaction.

2.
In response to prior comment 1 you state that Convera will continue to be registered under the Exchange Act following the filing of the certificate of dissolution and the merger and will continue to be subject to the reporting requirements under the Exchange Act.  However, on page 21 of your preliminary information statement you indicate that “[i]n order to eliminate expenses we incur to comply with these requirements, we intend to cease filing annual and quarterly reports with the SEC under the Exchange Act as soon as possible after we satisfy the requirements for deregistration under the securities laws, which requires that we have less than 300 holders of record.”  Please tell us whether you currently intend to remain registered under the Exchange Act following your proposed dissolution and merger.

Convera has no current intention to deregister under the Exchange Act following the proposed Dissolution.  We have deleted the above quoted sentence from page 21 of the Information Statement.

Background and Reasons for the Plan of Dissolution and the Merger, page 13

3.
In an appropriate place in this discussion, expand the disclosure of the background of the dissolution and merger transaction to describe all discussions, meetings, contacts and reports among specific members of the board and/or management of the company, representatives of Firstlight and/or VSW, financial advisors and legal advisors regarding the various options considered with respect to the dissolution transaction.  For example, disclose:

A.	the events leading up to Mr. Condo speaking with Mr. Jeavons on June 11, 2008, including how they were introduced;

B.	the extent of involvement of each of Allen Holding Inc., Allen & Company, Mr. Allen and/or any of the Allen parties' board designees in the negotiation of the transaction;

C.	the participants involved in the September 15, 2008 discussions and the topics discussed;

D.	the reason for the recommencement of discussions regarding a transaction with Firstlight and who re-initiated such discussions;

E.
all discussions and participants involved in discussions regarding the structure of the transaction with Firstlight that occurred from December 15, 2008 through January and February 2009, inclusive of a description of any proposed structures that were rejected; and

F.	the initial terms of the proposed merger transaction with Firstlight that were approved in February 2009 and the reasons, if material, for modifications from any prior proposal.

We have expanded the disclosure of the background of the Dissolution and Merger on pages 13 to 14 of the Information Statement.

4.
We note that the merger committee recommended the plan of dissolution, the merger agreement and the related documentation to your board of directors and that the board of directors unanimously approved the plan of dissolution and the merger agreement.  However, it is unclear from your discussion what, specifically, the consenting shareholders approved.  Please expand your discussion to detail the terms of the plan of dissolution and merger to which the shareholders consented and what information was provided to the consenting shareholders prior to their providing consent.

As disclosed on the notice page and page 12 of the Information Statement, holders of our Class A Common Stock, the shares of which represented a majority of the voting power of our outstanding capital stock of Convera as of the record date, executed and delivered to Convera a written consent approving the plan of dissolution, the amendment to Convera’s certificate of incorporation which removed the requirement of a minimum of six directors, and the election of directors.

The full text of the consent was filed as Annex F to the Information Statement.  The entire plan of dissolution, attached to the Information Statement as Annex A, was approved by the stockholders in their consent and attached to the consent itself as Exhibit A, the detailed terms of which were disclosed in the Information Statement starting on page 15.  A draft of the Information Statement was provided to the consenting stockholders prior to their providing consent, which draft was in substantially the form as filed with the Information Statement on September 25, 2009.  The draft Information Statement included all exhibits.

5.	Please tell us how many stockholders consented to the proposal and the percentage of votes each represents. Describe each consenting shareholder's relationship to Convera.

As described in the “Background” section of the Information Statement, Convera directors met several times during the last few months to discuss strategic alternatives for the Company.  A Convera director also met with a large investor, Legg Mason Opportunity Trust, to discuss alternatives.  The beneficial holdings of Convera’s directors and the one large investor in total constituted a majority of the voting stock of Convera (50.152% of the outstanding stock).  Thereafter, certain of the directors and the one large investor decided to act by written consent to approve the Dissolution and plan of dissolution, which they determined to be in the best interests of Convera and all its shareholders.  No solicitation was made in connection with obtaining the consents within the meaning of Exchange Act Rule 14a-1(1).

The parties and their holdings are as follows:  Herbert A. Allen, a director, beneficially owns 21,620,964 outstanding shares of Convera or 40.412%; Ronald Whittier, chairman and a director, beneficially owns 434,771 outstanding shares of Convera or 0.81%; Patrick Condo, CEO and a director, beneficially owns 245,955 outstanding shares of Convera or 0.46%; Herbert A. Allen III, a director, beneficially owns 85,723 outstanding shares of Convera or 0.16%; and Legg Mason Opportunity Trust beneficially owns 4,443,889 outstanding shares of Convera or 8.31%.

Principal Provisions of the Merger Agreement, page 21

6.
We note that in connection with the dissolution and merger, you may receive up to 42.5% of the total outstanding VSW common stock.  Although we note your discussion in Risk Factors of VSW s obligation to register and list its common stock before such shares are distributed to your stockholders, please expand your discussion here to clarify whether VSW intends to register any of the shares to be received by Convera and/or its shareholders in connection with the transaction.

Pursuant to the terms of the Merger Agreement, Convera may choose to distribute shares of common stock of Vertical Search Works, Inc. (“VSW”) to Convera’s stockholders at any time after April 30, 2010 as long as a written notice of such distribution is delivered to VSW 45 days prior to such distribution.  Upon receipt of such notice, VSW is required to use its best efforts to prepare and file, at its own cost, a registration statement on Form 10 with the SEC prior to the date of such distribution, registering VSW’s common stock under the Exchange Act and to cause such common stock to be listed on the NASDAQ Global Market or such other exchange as approved by Convera.  VSW will not register such securities unless and until Convera delivers to it such notice in mid-2010.  Convera may also elect to sell such securities as well, in which case it will distribute the net proceeds of such sale to the Convera stockholders.  We have expanded our disclosure on enclosed pages 11 and 23 of the Information Statement to reflect this.

We thank the Staff for its continued courtesies.  If the Staff needs any additional information or has any further questions, please do not hesitate to contact me at 212-813-8804.

Sincerely,

/s/ Stephen M. Davis
Stephen M. Davis
cc:        Melissa Duru
Michael F. Johnson